(Excerpt Translation)


                                                                   June 20, 2007
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in May 2007 (the "Current Month").


1.   Summary

     Number of listed shares as of the end of the          3,609,997,492 shares
     preceding month

     Total number of shares changed during the                         0 shares
     Current Month

    (out of which, as a result of exercise of stock                   (0 shares)
     acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

     Number of listed shares as of the end of the          3,609,997,492 shares
     Current Month

2.   Stock acquisition rights (1st series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the                       0 shares
     Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                       (0 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                          JPY 0
     Month

    (out of which, aggregate amount of newly                             (JPY 0)
     issued shares)

    (out of which, aggregate amount of shares                            (JPY 0)
     transferred from treasury shares)


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3.   Stock acquisition rights (2nd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the                   3,000 shares
     Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                   (3,000 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                  JPY 9,348,000
     Month

    (out of which, aggregate amount of newly                             (JPY 0)
     issued shares)

    (out of which, aggregate amount of shares                    (JPY 9,348,000)
     transferred from treasury shares)

4.   Stock acquisition rights (3rd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the                  11,600 shares
     Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                  (11,600 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                 JPY 52,675,600
     Month

    (out of which, aggregate amount of newly                             (JPY 0)
     issued shares)

    (out of which, aggregate amount of shares                   (JPY 52,675,600)
     transferred from treasury shares)